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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ______________________ AND ENDING ______________________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____
(No. and Street)

____
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

____
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____
(Name – if individual, state last, first, and middle name)

____
(Address) (City) (State) (Zip Code)

____
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David P. Dahill__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Realized Financial, Inc.__ , as of __3/31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **A. KAYE STEWART**
> Notary Public, State of Texas
> Notary ID# 282213-7
> My Commission Expires
> **AUGUST 15, 2027**

Signature: _(signature)_

Title: __CEO__

A. Kaye Stewart
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Realized Financial, Inc.

Annual Report

March 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Realized Financial, Inc.

March 31, 2025

Contents





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Realized Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Realized Financial, Inc. as of March 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Realized Financial, Inc. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Realized Financial, Inc.'s management. Our responsibility is to express an opinion on Realized Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Realized Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Realized Financial, Inc.'s financial statements. The supplemental information is the responsibility of Realized Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Realized Financial, Inc.'s auditor since 2024.

Celeste, Texas
June 24, 2025

CPA
America counts on CPAs®

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Realized Financial, Inc.
Statement of Financial Condition
March 31, 2025

ASSETS

Cash	$	108,149
Accounts receivable		227,879
Due from Parent		15,027
Prepaid expenses		12,967
TOTAL ASSETS	$	364,022

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	12,919
Accrued compensation and related expenses		139,858
TOTAL LIABILITIES		152,777

STOCKHOLDER'S EQUITY

Common Stock $0.01 par value, 10,000,000 shares authorized, 928,826 shares issued and outstanding	9,288
Additional paid in capital	1,156,328
Accumulated deficit	(954,371)
TOTAL STOCKHOLDER'S EQUITY	211,245

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	364,022

Confidential Pursuant to SEC Rule 17A-5(e)(3).
See accompanying notes to financial statements.

2

Realized Financial, Inc.
Statement of Income
For the Year Ended March 31, 2025

REVENUES		
Private placements	$	7,886,917
Advisory services		66,719
Supervisory services		14,463
TOTAL REVENUES	$	7,968,099
EXPENSES		
Compensation and related expenses		2,586,277
Regulatory fees and expenses		86,812
Technology and communication expenses		367,096
Advertising and promotion		246,184
Rent and occupancy expenses		144,550
Professional fees		38,867
Insurance expense		123,998
Other expense		178,265
Total expenses	$	3,772,049
NET INCOME BEFORE TAXES	$	4,196,050
Income tax provision		851,652
NET INCOME	$	3,344,398

Realized Financial, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2025

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at April 1, 2024	928,826	$ 9,288	$ 1,156,328	$ (768,769)	$ 396,847
Net income				3,344,398	3,344,398
Dividends				(3,530,000)	(3,530,000)
Balances at March 31, 2025	928,826	$ 9,288	$ 1,156,328	$ (954,371)	$ 211,245

Realized Financial, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2025

OPERATING ACTIVITIES

Net Income	$ 3,344,398

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase) decrease in operating assets:	
Accounts receivable	(93,109)
Due from Parent	(15,027)
Other receivable	117,339
Prepaid expenses	41,823
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(13,318)
Accrued compansation and related expenses	2,118
Due to Parent	(10,094)
Net cash provided by operating activities	3,374,130

FINANCING ACTIVITIES

Dividends paid	(3,530,000)
Net cash used in financing activities	(3,530,000)

NET DECREASE IN CASH	(155,870)
CASH AT BEGINNING OF YEAR	264,019
CASH AT END OF YEAR	$ 108,149

SUPPLEMENTAL CASH FLOW DISCLOSURES

Income tax payments (paid to Parent)	$ 851,652
Interest payments	$ -

1. Organization and Nature of Business

Realized Financial, Inc. (the "Company") was incorporated in March 1988 as a Texas corporation. The Company is a wholly owned subsidiary of Realized Holdings, Inc. ("Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and an investment advisor with the states of Texas and New Jersey. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company's operations consist primarily in the sale of interests in real estate related private placement offerings to individuals throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the sale of interests in real estate related private placement offerings. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue from contracts with customers:

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Revenue
Private placement revenue is derived from offerings in private investments in which the Company acts as broker or agent. The Company recognizes private placement revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

Accounts Receivable

Accounts receivables represent receivables for private placement revenue due from managing broker-dealers.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments -Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. At March 31, 2025, there was no allowance for current expected credit losses.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return filed by the Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

The Company is subject to state income taxes.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, the Company had net capital of $173,329, which was $163,144 in excess of its required net capital of $10,185. The Company's net capital ratio was .88 to 1.

4. Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. In May 2025, an arbitration was filed against the Company. See Note 8.

5. Concentrations

At various times during the year the Company maintains cash balances at one regional bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At March 31, 2025, there were no uninsured amounts.

At March 31, 2025, accounts receivable from three managing broker-dealers accounted for 62% of the total accounts receivable balance. Additionally, for the year ended March 31, 2025, three sponsors accounted for 33% of total revenues.

The Company has a concentration of expenses paid to the Parent under an expense sharing agreement. See Note 7.

6. Income Taxes

The Company incurred and paid tax expense to the Parent totaling $851,652, of which $848,810 and $2,842 was for federal and Texas taxes, respectively, for the year ended March 31, 2025. There are no amounts due to the Parent for taxes at March 31, 2025.

7. Related Party Transactions

The Company and its Parent have entered into an expense sharing agreement ("Agreement") effective July 28, 2020. The Agreement may be terminated by either party with 60 days' written notice. Under the Agreement, the Parent provides administrative services to the Company, including, but not limited to the payment of salaries and commissions, taxes and insurance, information technology, office supplies and postage, accounting and legal services, business equipment and communications, travel, office space and furniture. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. In making such allocation, the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. As of March 31, 2025, the intercompany balance owed to the Company from its Parent for overpayment of these expenses was $15,027. Total costs allocated to the Company during the year ended March 31, 2025, totaled $2,492,174, or approximately 66% of total expenses, and are included in the following expenses in the accompanying statement of income:

Compensation and related expenses	$ 1,516,647
Technology and communication expenses	347,810
Advertising and promotion	246,184
Rent and occupancy expenses	144,550
Professional fees	4,470
Insurance expense	123,998
Other expense	108,515
	$ 2,492,174

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2025, and through June 24, 2025, the date which the financial statements were available to be issued.

In May 2025, the Company had an arbitration claim filed against it. The nature of this claim is related to the Company's activities in the securities industry. The arbitration seeks compensatory damages of approximately $275,000, plus other damages and costs of unspecified amounts. At this time, no evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have a material adverse impact on the financial condition, results of operations, or cash flows of the Company. There are no amounts accrued in the accompanying financial statements related to loss contingencies.

Realized Financial, Inc.
Schedule I - Supplemental Infomration Pursuant to Rule 17a-5
March 31, 2025

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	211,245
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable	$	(9,922)
Due from Parent	$	(15,027)
Prepaid expenses	$	(12,967)
Total deductions and/or charges	$	(37,916)
TOTAL NET CAPITAL	$	173,329
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	12,919
Accrued compensation and related costs	$	139,858
Total aggregate indebtedness	$	152,777
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
6 2/3% of Aggregate Indebtedness		10,185
Excess net capital	$	163,144
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	158,051
Percental of aggregate indebtedness to net capital		88.14%

RECONCILIATION OF NET CAPITAL

There are no material differences between the preceding computation and the Company's corresonding unaudited Part II of Form X-17A-5, as amended, as of March 31, 2025.

STATEMENT REGARDING RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

The Company Is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds and advisory services. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and information Relating to the Possession or Control Requirements are not required.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Realized Financial, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Realized Financial, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Realized Financial, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Realized Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 24, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Realized Financial, Inc.
Exemption Report

Realized Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities and selling interests in unregistered private investment funds and (2) advisory services. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3)did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Realized Financial, Inc.

I, David P. Dahill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
David P. Dahill

Title: CEO